

                                                                                            Item 1

                                                 AERCO LIMITED
                                             Report to Noteholders
                                 All amounts US dollars unless otherwise stated



Month                           December-00
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            15-Dec-00
Current Calculation Date        11-Dec-00
Previous Payment Date           15-Nov-00
Previous Calculation Date       9-Nov-00
==================================================================================================

1. Account Activity Summary between Calculation Dates

--------------------------------------------------------------------------------------------------
                                     Prior         Deposits        Withdrawals       Balance on
                                    Balance                                       Calculation Date
                                   9-Nov-00                                           11-Dec-00
--------------------------------------------------------------------------------------------------
Expense Account                       74,177.24    4,536,599.47    (3,256,609.41)     1,354,167.30
Collection Account               101,411,767.99   18,431,397.51   (15,565,158.99)   104,278,006.51
Aircraft Purchase Account        156,782,417.20      532,700.89   (41,705,315.26)   115,609,802.83

 - Liquidity Reserve cash balance 84,716,609.00                               -      86,166,609.00
--------------------------------------------------------------------------------------------------
Total                            258,268,362.43   23,500,697.87   (60,527,083.66)   221,241,976.64
--------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

--------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                        156,782,417.20
Interest Income                                                                         532,700.89
Aircraft Purchase Payments                                                          (38,030,507.00)
Economic Swap Payments                                                               (3,674,808.26)
--------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                                 115,609,802.83
--------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

--------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             74,177.24
Transfer from Collection Account on previous Payment Date                             4,528,732.87
Permitted Aircraft Accrual                                                                       -
Interim Transfer from Collection Account                                                         -
Transfers from Aircraft Purchase Account                                                         -
Interest Income                                                                           7,866.60
Balance on current Calculation Date
 - Payments on previous payment date                                                   (943,083.91)
 - Interim payments                                                                              -
 - Other                                                                             (2,313,525.50)
--------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                                   1,354,167.30
--------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

--------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                        101,411,767.99
Collections during period                                                            18,431,397.51
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                           (4,353,178.29)
 - Permitted Aircraft Modifications                                                              -
Net Swap payments on previous Payment Date                                             (175,554.58)
Aggregate Note Payments on previous Payment Date                                    (11,036,426.12)
--------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                                 104,278,006.51
--------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount

First Collection Account Reserve                                                     65,000,000.00
Cash Held
 - Security Deposits                                                                 21,166,609.00
                                                                                 -----------------
 Liquidity Reserve Amount                                                            86,166,609.00
                                                                                 -----------------
==================================================================================================


                                                 AERCO LIMITED
                                             Report to Noteholders
                                 All amounts US dollars unless otherwise stated



Current Payment Date                   15-Dec-00
Current Calculation Date               11-Dec-00
Previous Payment Date                  15-Nov-00
Previous Calculation Date              9-Nov-00
--------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                           105,632,173.81
Liquidity Reserve Amount                                                            (86,166,609.00)
                                                                                  -----------------
Available Collections                                                                19,465,564.81
                                                                                  =================

4. Analysis of Collection Account Activity (Continued)

--------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                            8,696,907.87
(II) a)      Class A Interest but excluding Step-up                                   5,729,619.04
     b)      Swap Payments other than subordinated swap payments                        175,522.49
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)       30,000,000.00
(iv)         Class A Minimum principal payment                                                   -
(v)          Class B Interest                                                           953,704.30
(vi)         Class B Minimum principal payment                                        1,368,831.92
(vii)        Class C Interest                                                         1,135,499.16
(viii)       Class C Minimum principal payment                                                   -
(ix)         Class D Interest                                                           678,112.77
(x)          Class D Minimum principal payment                                                   -
(xi)         Second collection account top-up                                        56,166,609.00
(xii)        Class A Scheduled principal                                                         -
(xiii)       Class B Scheduled principal                                                612,457.88
(xiv)        Class C Scheduled principal                                                114,909.38
(xv)         Class D Scheduled principal                                                         -
(xvi)        Permitted accruals for Modifications
(xvii)       Step-up interest                                                                    -
(xviii)      Class A Supplemental principal                                                      -
(xix)        Class E Primary Interest                                                            -
(xx)         Class B Supplemental principal                                                      -
(xxi)        Class A Outstanding Principal                                                       -
(xxii)       Class B Outstanding Principal                                                       -
(xxiii)      Class C Outstanding Principal                                                       -
(xxiv)       Class D Outstanding Principal                                                       -
(xxv)        Subordinated Swap payments                                                          -
                                                                                 -----------------
             Total Payments with respect to Payment Date                            105,632,173.81
             less collection Account Top Ups (iii) (b) and (xi) (b) above            86,166,609.00
                                                                                 -----------------
                                                                                     19,465,564.81
                                                                                 =================

==================================================================================================


                                                   Page 2 of 8

                                                 AERCO LIMITED
                                             Report to Noteholders
                                 All amounts US dollars unless otherwise stated



Current Payment Date               15-Dec-00
Current Calculation Date           11-Dec-00
Previous Payment Date              15-Nov-00
Previous Calculation Date          09-Nov-00
==============================================================================================

5. Payments on the Notes by Subclass

==============================================================================================================================
                                     Subclass      Subclass       Subclass          Total        Subclass         Subclass
Floating Rate Notes                    A-2           A-3             A-4           Class A          B-1              B-2
------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                       6.62000%        6.62000%        6.62000%                        6.62000%        6.62000%
Applicable Margin                       0.3200%         0.4600%         0.5200%                         0.6000%         1.0500%
Applicable Interest Rate               6.94000%        7.08000%        7.14000%                        7.22000%        7.67000%
Day Count                              Act/360         Act/360         Act/360                         Act/360         Act/360
Actual Number of Days                       30              30              30                              30              30
Interest Amount Payable           1,101,046.68    3,333,500.00    1,295,072.36                      446,509.43      507,194.87
Step-up Interest Amount Payable         NA              NA              NA                              NA              NA
------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid               1,101,046.68    3,333,500.00    1,295,072.36     5,729,619.04     446,509.43      507,194.87
------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date           15-Dec-05    15-Jun-02      15-May-11                       15-Jul-13       15-Jul-08
Excess Amortisation Date              17-Aug-98    15-Feb-06      15-Aug-00                       17-Aug-98       15-Aug-00

------------------------------------------------------------------------------------------------------------------------------
Original Balance                290,000,000.00  565,000,000.00  235,000,000.00                   85,000,000.00   80,000,000.00
Opening Outstanding
  Principal Balane              190,382,711.37  565,000,000.00  217,659,219.42   973,041,930.79  74,212,093.50   79,352,522.79
------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                    77.31%         100.00%        100.00%                           93.97%         100.00%
Pool Factors                             68.99%         100.00%         92.76%                           88.69%          99.90%
------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                    -               -              -                 -     661,505.79      707,326.13
Scheduled Principal Payment                  -               -              -                 -     295,978.22      316,479.66
Supplemental Principal Payment               -               -              -                 -              -               -
------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount          -               -              -                 -     957,484.01    1,023,805.79
------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                               -
- amount allocable to premium
------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding
  Principal Balane              190,382,711.30  565,000,000.00  217,659,219.42   973,041,930.79  73,254,609.49   78,328,717.00
==============================================================================================================================


5. Payments on the Notes by Subclass (Cont'd)

-------------------------------- -------------------------------------------------------------
                                   Total          Subclass        Subclass         Total
Floating Rate Notes               Class B            C-1             C-2          Class C

----------------------------------------------------------------------------------------------
Applicable LIBOR                                       6.62000%        6.62000%
Applicable Margin                                       1.3500%         2.0500%
Applicable Interest Rate                               7.97000%        8.67000%
Day Count                                              Act/360         Act/360
Actual Number of Days                                       30              30
Interest Amount Payable                             557,763.31      577,735.85
Step-up Interest Amount Payable                         NA              NA
----------------------------------------------------------------------------------------------
Total Interest Paid                 953,704.30      557,763.31      577,735.85    1,135,499.16
----------------------------------------------------------------------------------------------

Expected Final Payment Date                       15-Jul-13       15-Jun-08
Excess Amortisation Date                          17-Aug-98       15-Aug-00

----------------------------------------------------------------------------------------------
Original Balance                                 85,000,000.00   80,000,000.00
Opening Outstanding
  Principal Balane              153,564,616.29   83,979,420.00   79,963,438.86  163,942,858.86
----------------------------------------------------------------------------------------------
Extended Pool Factors                                    99.97%         100.00%
Pool Factors                                             98.47%          99.84%
-------------------------------- -------------------------------------------------------------
Minimum Principal Payment         1,368,831.92               -               -               -
Scheduled Principal Payment         612,457.88       86,615.50       28,293.88      114,909.38
Supplemental Principal Payment               -               -               -               -
----------------------------------------------------------------------------------------------
Total Principal
  Distribution Amount             1,981,289.80       86,615.50       28,293.88      114,909.38
----------------------------------------------------------------------------------------------
Redemption Amount                            -               -
- amount allocable to principal              -               -
- amount allocable to premium                -               -
----------------------------------------------------------------------------------------------
Closing Outstanding
  Principal Balane              151,583,326.49   83,892,804.50   79,935,144.98  163,827,949.48
===============================================================================================

==============================================

Fixed Rate Notes                        D-2

----------------------------------------------
Applicable Interest Rate               8.50000%
Day count                             30 / 360
Number of Days                              30
Interest Amount Payable             678,112.77
----------------------------------------------
Total Interest Paid                 678,112.77
----------------------------------------------
Expected Final Payment Date          15-Mar-14
Excess Amortisation Date             15-Jul-10
----------------------------------------------
Original Balance                100,000,000.00
Opening Outstanding
  Principal Balan                96,341,617.00
----------------------------------------------
Extended Pool Factors                   100.00%
Expected Pool Factors                   100.00%
----------------------------------------------
Extended Amount                              -
Expected Pool Factor Amount                  -
Surplus Amortisation
----------------------------------------------
Total Principal Distribution Amount          -
----------------------------------------------
Redemption Amount                            -
- amount allocable to principal              -
- amount allocable to premium                -
----------------------------------------------
Closing Outstanding
  Principal Balane               96,341,617.00
----------------------------------------------


                                                   Page 3 of 8


                                                 AERCO LIMITED
                                             Report to Noteholders
                                   Amounts US dollars unless otherwise stated



Current Payment Date                      15-Dec-00
Current Calculation Date                  11-Dec-00
Previous Payment Date                     15-Nov-00
Previous Calculation Date                  9-Nov-00
=================================================================================================

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-Dec-00
End of Interest Accrual Period            15-Jan-01
Reference Date                            13-Dec-00
==========================================================================================================================
                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2
--------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           6.71000%    6.71000%    6.71000%   6.71000%    6.71000%     6.71000%   6.71000%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    7.0300%     7.1700%     7.2300%    7.3100%     7.7600%      8.0600%    8.7600%
==========================================================================================================================

==================================================
Fixed Rate Notes                            D-1
--------------------------------------------------
Actual Pool Factor                        100.00%
--------------------------------------------------

===========================================================================

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

==========================================================================================================================
(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2
--------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    190,382.71  565,000.00  217,659.22  74,212.09   79,352.52    83,979.42  79,963.44
Total Principal Payments                          -           -           -     957.48    1,023.81        86.62      28.29
Closing Outstanding Principal Balance    190,382.71  565,000.00  217,659.22  73,254.61   78,328.72    83,892.80  79,935.14

Total Interest                             1,101.05    3,333.50    1,295.07     446.51      507.19       557.76     577.74
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%
==========================================================================================================================

==================================================
(b) Fixed Rate Notes                        D-2
==================================================
Opening Outstanding Principal Balance    96,341.62
Total Principal Payments                         -
Closing Outstanding Principal Balance    96,341.62

Total Interest                              678.11
Total Premium                                    -
--------------------------------------------------
===========================================================================================================================


                                                   Page 4 of 8



                                                 AERCO LIMITED
                                             Report to Noteholders
                                             Cashflow Performance

                                                                                                    All amounts in
                                                                                               millions of US dollars
                                                                                               unless otherwise stated
------------------------------------------------------------------------------------------------------------------------
                                                  Jul 17  Jul 17-  Oct-15  Nov-15  Dec-15       Cumulative to Date
                                                   2000  Sept 15    2000    2000     2000   Actual  Base Case  Variance
------------------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                             30.6    19.3     14.6    15.7     80.2      78.7      1.5%
 [2]               - Renegotiated Leases                       -       -        -       -        -         -        -
 [3]               - Rental Resets                             -       -        -       -        -         -        -
                                                        ----------------------------------------------------------------
 [4]S(1)..(3)     Contracted Lease Rentals                  30.6    19.3     14.6    15.7     80.2      78.7      1.5%

 [5]              Movement in Current
                   Arrears Balance                          (1.9)    0.5     (1.2)   (0.3)    (2.9)        -     (2.9)
                  less Net Stress-related
                   Costs
 [6]               - Bad Debts                                 -                                 -      (0.8)     0.8
 [7]               - Security Deposits
                     Drawn Down                                -       -        -       -        -                  -
 [8]               - Restructured Arrears                    0.3     0.1        -     0.1      0.5      1.9      (1.4)
 [9]               - AOG                                       -       -        -    (0.7)    (0.7               (0.7)
[10]              - Other Leasing Income                       -       -        -       -        -     (3.3)      3.3
[11]              - Repossession Costs                         -       -        -       -        -     (0.6)      0.6
                                                        ----------------------------------------------------------------
[12]S[6]..[11]    sub-total                                  0.3     0.1        -    (0.6)    (0.2)    (2.8)      2.6
[13][4]+[5]+[12]  Net Lease Rentals                         29.0    19.9     13.4    14.8     77.1     75.9       1.2
[14]              Interest Earned                            0.7     0.6      0.5     0.5      2.3      1.4       0.9
[15]              Drawings from Expense
                    Account                                                   1.0       -      1.0        -       1.0
                  Maintenance Receipts                       3.2     1.9      1.3     2.2      8.6        -       8.6
                  Maintenance Payments                      (0.7)      -     (0.8)   (1.2)    (2.7)       -       (27)
                                                        -----------------------------------------------------------------
[15]              Net Maintenance                            2.5     1.9      0.5     1.0      5.9        -       5.9
[16]S[13]..[15]   Total Cash Collections                    32.2    22.4     15.4    16.3     86.3     77.3       9.0
=========================================================================================================================
                  CASH EXPENSES
                  Aircraft Operating
                   Expenses
[17]                - Insurance                                -       -     (0.1)      -     (0.1)
[18]                - Re-leasing and
                      other overheads                       (0.1)   (0.5)    (4.0)   (0.4)    (5.0)    (1.6)     (3.4)
                                                        -----------------------------------------------------------------
[19] [17]+[18]    subtotal                                  (0.1)   (0.5)    (4.1)   (0.4)    (5.1)    (1.6)     (3.5)
                  SG&A Expenses
[20]              Aircraft Servicer
                   Fees
                    - Retainer Fee                          (0.3)   (0.1)    (0.5)   (0.1)    (1.0)    (0.9)     (0.1)
                    - Rent Collected
                      Fee                                   (0.3)   (0.2)    (0.3)   (0.2)    (1.0)    (0.9)     (0.1)
                    - Previous
                      Servicer Fees                         (1.8)      -        -       -     (1.8)              (1.8)
                                                        -----------------------------------------------------------------
[21]              sub-total                                 (2.4)   (0.3)    (0.8)   (0.3)    (3.8)    (1.8)     (2.0)
[22]              Other Servicer Fees                       (0.5)   (1.6)    (1.8)   (1.2)    (5.1)    (3.3)     (1.8)
                                                        -----------------------------------------------------------------
[23] [21]+[22]    subtotal                                  (2.9)   (1.9)    (2.6)   (1.5)    (8.9)    (5.1)     (3.8)
[24] [20]+[23]    Total Cash Expenses                       (3.0)   (2.4)    (6.7)   (1.9)   (14.0)    (6.7)     (7.3)
=========================================================================================================================
                  NET CASH COLLECTIONS
[25]     [17]     Total Cash Collections                    32.2    22.4    15.4     16.3     86.3     77.3       9.0
[26]     [24]     Total Cash Expenses                       (3.0)   (2.4)   (6.7)    (1.9)   (14.0)    (6.7)     (7.3)
[27]              Movement in Expense
                    Account                                  2.8     1.0     2.4     (3.4)     2.8       -        2.8
[28]              Interest Payments                        (18.2)  (11.1)   (8.5)    (8.5)   (46.3)   (44.0)     (2.3)
[29]              Swap Payments                              0.5     0.1     0.1      0.1      0.8      1.1      (0.3)
[30]              Exceptional Items                            -       -       -        -       -       7.6      (7.6)
                                                        -----------------------------------------------------------------
[31]S[25]..[30]   TOTAL]                                    14.3    10.0     2.7      2.6     29.6     35.3      (5.7)
============================================================================================================---==========
[32]              PRINCIPAL PAYMENTS
                  subclass A                                14.2     9.5     1.6        -     25.3     30.1      (4.8)
                  subclass B                                   -     0.4     1.0      2.5      3.9      4.8      (0.9)
                  subclass C                                 0.1     0.1     0.1      0.1      0.3      0.4      (0.1)
                  subclass D                                   -       -       -        -        -        -         -
                                                        -----------------------------------------------------------------
                  Total                                     14.3    10.0     2.7      2.6     29.5     35.3      (5.8)
============================================================================================================---==========
                  Debt Balances
                  subclass A                 998.4         984.2   974.7    973.1   973.1    973.1    968.3       4.8
                  subclass B                 154.8         154.8   154.4    153.4   150.9    150.9    150.0       0.9
                  subclass C                 164.1         164.0   164.0    163.9   163.8    163.8    163.7       0.1
                  subclass D                 100.0         100.0   100.0    100.0   100.0    100.0    100.0         -
                                         ----------------------------------------------------------------------------
                  TOTAL                    1,417.3       1,403.0 1,393.1  1,390.4 1,387.8  1,387.8  1,382.0       5.8
=====================================================================================================================


                                 AERCO LIMITED
                             Report to Noteholders
                         Cashflow Performance (Cont's)

                                                          Dollar amounts
                                                     expressed as a percentage
                                                    2000 Base Case Lease Rentals
--------------------------------------------------------------------------------
                                                         Cumulative to Date
                                                     Actual  Base Case Variance
--------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                      101.9%    100.0%     1.9%
 [2]               - Renegotiated Leases               0.0%      0.0%     0.0%
 [3]               - Rental Resets                     0.0%      0.0%     0.0%
                                                  ---------------------------
 [4]S(1)..(3)     Contracted Lease Rentals           101.9%    100.0%     1.9%

 [5]              Movement in Current
                   Arrears Balance                   -3.7%      0.0%     -3.7%
                  less Net Stress-related
                   Costs
 [6]               - Bad Debts                         0.0%    -1.0%      1.0%
 [7]               - Security Deposits
                     Drawn Down                        0.0%     0.0%      0.0%
 [8]               - Restructured Arrears              0.6%     2.4%     -1.8%
 [9]               - AOG                              -0.9%     0.0%     -0.9%
[10]              - Other Leasing Income               0.0%    -4.2%      4.2%
[11]              - Repossession Costs                 0.0%    -0.8%      0.8%
                                                  ---------------------------
[12]S[6]..[11]    sub-total                           -0.3%    -3.6%      3.3%
[13][4]+[5]+[12]  Net Lease Rentals                   98.0%    96.4%      1.5%
[14]              Interest Earned                      2.9%     1.8%      1.2%
[15]              Drawings from Expense
                    Account                            1.3%     0.0%      1.3%
                  Maintenance Receipts                10.9%     0.0%     10.9%
                  Maintenance Payments                -3.4%     0.0%     -3.4%
                                                  ---------------------------
[15]              Net Maintenance                      7.5%      0.0%     7.5%
[16]S[13]..[15]   Total Cash Collections             109.7%     98.2%    11.4%
=============================================================================
                  CASH EXPENSES
                  Aircraft Operating
                   Expenses
[17]                - Insurance                       -0.1%     0.0%      0.0%
[18]                - Re-leasing and
                      other overheads                 -6.3%    -2.0%     -4.3%
                                                  ---------------------------
[19] [17]+[18]    subtotal                            -6.5%    -2.0%     -4.3%
                  SG&A Expenses
[20]              Aircraft Servicer
                   Fees
                    - Retainer Fee                    -1.2%    -1.1%     -0.1%
                    - Rent Collected
                      Fee                             -1.3%    -1.1%     -0.1%
                    - Previous
                      Servicer Fees                   -2.3%     0.0%     -2.3%
                                                  ---------------------------
[21]              sub-total                           -4.8%    -2.3%     -2.5%
[22]              Other Servicer Fees                 -6.5%    -4.2%     -2.3%
                                                  ---------------------------
[23] [21]+[22]    subtotal
[24] [20]+[23]    Total Cash Expenses                -17.8%    -8.5%     -9.3%
=============================================================================
                  NET CASH COLLECTIONS
[25]     [17]     Total Cash Collections             109.7%    98.2%     11.4%
[26]     [24]     Total Cash Expenses                -17.8%    -8.5%     -9.3%
[27]              Movement in Expense
                    Account                            3.5%     0.0%      3.5%
[28]              Interest Payments                  -58.8%   -55.9%     -2.9%
[29]              Swap Payments                        1.0%     1.4%     -0.4%
[30]              Exceptional Items                    0.0%     9.7%     -9.7%
                                                  ---------------------------
[31]S[25]..[30]   TOTAL]                              37.6%    44.9%     -7.3%
=============================================================================
[32]              PRINCIPAL PAYMENTS
                  subclass A                          32.1%    38.2%     -6.1%
                  subclass B                           5.0%     6.1%     -1.1%
                  subclass C                           0.4%     0.5%     -0.1%
                  subclass D                           0.0%     0.0%      0.0%
                                                  ---------------------------
                  Total                               37.5%    44.9%     -7.4%
=============================================================================


                                                            AERCO LIMITED
                                                        Report to Noteholders

====================================================================================================================================
  Note:                 Report Line Name                    Description
------------------------------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS

 [1]              Lease Rentals                             Assumptions per the July 2000 Prospectus
 [2]              - Renegotiated Leases                     Change in contracted rental cash flow caused by a renegotiated lease
 [3]              - Rental Resets                           Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4] S[1]..[3]    Contracted Lease Rentals                  Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]              Movement in Current Arrears Balance       Current contracted lease rentals not received as at the latest
                                                            Calculation Date, excluding Bad debts

                  less Net Stress related Costs

 [6]              - Bad debts                               Arrears owed by former lessees and deemed irrecoverable.
 [7]              - Restructured arrears                    Current arrears that have been capitalised and restructured as a Note
                                                            Payable.
 [8]              - Security deposits drawn down            Security deposits received following a lesse default
 [9]              - AOG                                     Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]              - Other Leasing Income                    Includes lease termination payments, rental guarantees and late payments charges
[11]              - Repossession                            Legal and technical costs incurred in repossessing aircraft.
[12]S [6]..[11]   sub-total

[13][4]+[5]+[12]  Net]Lease Rentals                         Contracted Lease Rentals less Movement in Current Arrears Balance and
                                                            Net Stress related costs

[14]              Interest Earned                           Interest earned on monthly cash balances
[15]              Net Maintenance                           Maintenance Revenue Reserve received less and reimbursements to lessees.
[16]S [13]..[15]  Total Cash Collections                    Net Lease Rentals + Interest Earned + Net Maintenance

====================================================================================================================================

                  CASH EXPENSES

                  Aircraft Operating Expenses               All operational costs related to the leasing of aircraft.
[17]              - Insurance                               Premium for contingent insurance policies
[18]              - Re-leasing and other                    Costs associated transferring an aircraft from one lessee to another
[19]  [17]+[18]   subtotal

                  SG&A Expenses
[20]              Aircraft Servicer Fees                    Monthly and annual fees paid to Aircraft Servicer
                  - Base Fee                                Fixed amount per month per aircraft
                  - Rent Contracted Fee                     1.00% of rental contracted for the month
                  - Rent Collected Fee                      1.25% of rental received for the month
                  - Previous Servicer Fees                  Fees paid to the previous Servicer of AerFi
[21]     [20]     subtotal

[22]              Other Servicer Fees                       Administrative Agent, trustee and professional fees paid to other service providers.
[23]    [21]+[22] subtotal

[24]    [19]+[23] Total Cash Expenses                       Aircraft Operating Expenses + SG&A Expenses

====================================================================================================================================

                  NET CASH COLLECTIONS

[25]     [16]     Total Cash Collections                    line 16 above
[26]     [24]     Total Cash Expenses                       line 24 above
[27]              Movement in Expense Account               Movement in Expense Account

[28]              Interest Payments                         Interest paid on all outstanding debt
[29]              Swap payments                             Net swap payments (paid) /received
[30]              Proceeds from Aircraft Sales              Proceeds, net of fees and expenses, from the sale of aircraft
[31]S [25]..[30]  Exceptional Items                         Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                  TOTAL

====================================================================================================================================


                                                   Page 6 of 8

                                                            AERCO LIMITED
                                                        Report to Noteholders

====================================================================================================================================
          Coverage Ratios
          ---------------                                                         2000
                                Closing                     Actual             Base Case
------------------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                86.3                 77.3
          Add Back Interest                                   46.3                 44.0
          --------
          Add Back Swap Payments                         -     0.8          -       1.1
          ----------------------
a         Net Cash Collections                               131.8                120.2

b         Swaps                                          -     0.8          -       1.1
c         Class A Interest                                    29.1                 29.0
d         Class A Minimum                                        -                  7.5
e         Class B Interest                                     4.8                  4.8
f         Class B Minimum                                      1.6                  3.1
g         Class C Interest                                     5.6                  5.6
h         Class C Minimum                                        -                    -
I         Class D Interest                                     3.5                  3.5
j         Class D Minimum                                        -                    -
k         Class A Scheduled                                      -                    -
l         Class B Scheduled                                    1.6                  1.7
m         Class C Scheduled                                    0.4                  0.4
n         Class D Scheduled                                      -                    -
o         Permited Aircraft Modifications                                             -
p         Class A Supplemental                                25.3                 22.7
                                                            ---------------------------
          Total                                               71.1                 77.2
                                                            ---------------------------

   [1]    Interest Coverage Ratio

          Class A                                             4.66                 4.31  = a / (b+c)
          Class B                                             3.98                 2.99  = a / (b+c+d+e)
          Class C                                             3.27                 2.46  = a / (b+c+d+e+f+g)
          Class D                                             3.01                 2.29  = a / (b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio

          Class A                                             2.90                 2.22  = a / (b+c+d+e+f+g+h+i+ j+k)
          Class B                                             2.90                 2.22  = a / (b+c+d+e+f+g+h+i+j+k+l)
          Class C                                             2.90                 2.22  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                             2.90                 2.22  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                              --------------------------------------------------------------------
                                  2000 Base Case              Actual              2000 Base Case
                                    15-Jul-00                15-Dec-00              15-Dec-00
                              --------------------------------------------------------------------
   [3]    Assumed Portfolio Value    1,566.7                  1,531.1                 1,514.2

          Liquidity Reserve Amount

          Cash                          65.0                     65.0                    65.0
            - Accrued Expenses           5.0                      5.0                     5.0
            - Security Deposits         22.4                     21.2                    22.4
                                     -------                   ------                  ------
          subtotal cash                 92.4                     91.2                    92.4
           Letters of Credit               -                        -                       -
                                     -------                   ------                  ------
          Total Liquidity Reserve       92.4                     91.2                     92.4

   [4]    Total Asset Value          1,659.1                  1,622.3                  1,606.6

          Note Balance

          Class A                      998.4     60.2%          973.1     60.0%         968.3   60.3%
          Class B                      154.8     69.5%          150.9     69.3%         150.0   69.6%
          Class C                      164.1     79.4%          163.8     79.4%         163.7   79.8%
          Class D                      100.0     85.4%          100.0     85.5%         100.0   86.0%
                                     -------                  -------                --------
          Total                      1,417.3                  1,387.8                1,382.0
------------------------------------------------------------------------------------------------------


[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity
Reserve Amount


                                  Page 7 of 8

                                 AerCo Limited


The attached document is identical to that filed by AerCo as a Form 6-K on December 13,2000, except for three pages of additional information which are included in this filing for Noteolders information, namely Cumulative Cash Performance to date - July 17, 2000 to December 15, 2000 (2 pages) and Coverage Ratios.



                                  page 8 of 8